SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

September 30, 2008
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Report of Independent Registered Public Accounting Firm	1

Condensed Consolidated Balance Sheets as of September 30, 2008 (Unaudited) and December 31, 2007	2

Condensed Consolidated Statements of Income for the three and nine-month periods ended September 30, 2008 and 2007 (Unaudited)	4

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three and the nine-month period ended September 30, 2008 (Unaudited) and for the year ended December 31, 2007 and Comprehensive Income for the nine-month periods ended September 30, 2008 and 2007 (Unaudited)	5

Condensed Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2008 and 2007 (Unaudited)	6

Notes to Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of September 30, 2008, the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2008 and 2007, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income and cash flows for the nine-month periods ended September 30, 2008 and 2007. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated January 31, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 20, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2008 and December 31, 2007
(Thousands of United States dollars)

	September 30,	December 31,
	2008	2007

Assets	(unaudited)
Current assets
Cash and cash equivalents	US$ 551,527	US$ 319,063
Short-term investments	-	2,512
Trade accounts receivable, net of allowance for
doubtful accounts of US$16,372 at September 30, 2008
and US$16,803 at December 31, 2007	189,034	181,371
Inventories	28,461	36,107
Deferred income taxes	24,500	36,053
Recoverable income taxes	39,104	25,319
Prepaid expenses	14,447	13,962
Other current assets	8,250	6,894

Total current assets	855,323	621,281

Non-current assets
Property and equipment, net	1,078,902	998,872
Goodwill	870,143	941,922
Intangible assets	267,510	308,575
Deferred income taxes	103,523	127,296
Judicial deposits	85,361	96,574
Recoverable income taxes	12,994	24,151
Other non-current assets	7,949	7,242

Total non-current assets	2,426,382	2,504,632

Total assets	US$ 3,281,705	US$ 3,125,913

	September 30,	December 31,
	2008	2007

Liabilities and stockholders’ equity	(unaudited)
Current liabilities
Trade accounts payable	US$ 97,631	US$ 119,979
Accounts payable to programmers	72,643	68,647
Income taxes payable	30,330	20,734
Sales taxes payable	44,735	41,592
Payroll and related charges	74,935	54,846
Current portion of long-term debt	17,006	7,774
Interest payable	25,088	6,153
Deferred revenue	98,617	88,193
Accrued expenses and other liabilities	15,328	15,035

Total current liabilities	476,313	422,953

Non-current liabilities
Long-term debt, less current portion	802,744	620,943
Deferred sign-on, hook-up fee and programming
benefits	46,050	30,841
Estimated liability for tax, labor and civil claims and
assessments	341,497	379,946
Accrued expenses and other liabilities	64,514	47,523

Total non-current liabilities	1,254,805	1,079,253

Total liabilities	1,731,118	1,502,206

Stockholders’ equity
Preferred stock, no par value	2,373,572	2,359,660
Common stock, no par value	987,414	959,641
Additional paid-in capital	37,503	79,188
Accumulated deficit	(1,749,242)	(1,804,601)
Accumulated other comprehensive income (loss)	(98,660)	29,819

Total stockholders’ equity	1,550,587	1,623,707

Total liabilities and stockholders’ equity	US$ 3,281,705	US$ 3,125,913

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Thousands of United States dollars, except per share and share amounts)

	Three months ended September 30,		Nine months ended September 30,

	2008	2007	2008	2007

Total revenue	US$ 757,788	US$ 506,489	US$ 2,085,952	US$ 1,256,909
Taxes and other deductions from revenues	(188,731)	(119,574)	(500,393)	(283,440)

Net operating revenue	569,057	386,915	1,585,559	973,469

Programming and other operating costs excluding depreciation and amortization
Third party providers	(43,908)	(29,783)	(123,053)	(73,854)
Related parties	(85,575)	(65,846)	(248,283)	(175,571)
Other operating costs	(146,470)	(92,129)	(386,200)	(220,228)
Selling, general and administrative expenses	(146,599)	(91,979)	(402,177)	(240,271)
Depreciation and amortization	(76,215)	(62,121)	(216,710)	(146,664)
Other expense	(246)	(5,185)	(10,727)	(8,618)

Total operating costs and expenses	(499,013)	(347,043)	(1,387,150)	(865,206)

Operating income	70,044	39,872	198,409	108,263

Other income (expenses):
Monetary indexation, net	(299)	226	(1,038)	242
Gain on exchange rate, net	(65,990)	7,289	(47,785)	23,392
Interest expense	(25,908)	(15,588)	(64,598)	(44,296)
Interest income	21,014	10,566	43,805	27,388
Financial income (expense), net	6,146	(8,678)	(9,169)	(28,790)

Total other expenses, net	(65,037)	(6,185)	(78,785)	(22,064)

Income before income taxes	5,007	33,687	119,624	86,199

Income taxes	(2,690)	(19,859)	(64,265)	(40,817)

Net income	US$ 2,317	US$ 13,828	US$ 55,359	US$ 45,382

Net earnings per common share basic and diluted	US$ 0.01	US$ 0.04	US$ 0.16	US$ 0.14

Net earnings per preferred share basic and diluted	US$ 0.01	US$ 0.04	US$ 0.17	US$ 0.15

Weighted average number of common shares outstanding	114,276,393	111,822,137	113,998,722	111,687,766

Weighted average number of preferred shares outstanding	224,349,394	223,120,007	224,210,303	199,356,603

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(Thousands of United States dollars)

						Additional paid-in capital		Accumulated other
	Number of shares issued		Capital stock				Accumulated	comprehensive gain

	Preferred	Common	Preferred	Common	Total		deficit	(loss) - only CTA	Total

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit
contributed by stockholders for
shares February 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-

Issuance of shares for Vivax
acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320

Exchange of tax benefit
contributed by Stockholders for
shares	-	-	-	-	-	5,649	-	-	5,649

Change in cumulative translation
adjustment for the year	-	-	-	-	-	-	-	222,527	222,527

Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit
contributed by stockholders for
shares January 31, 2008	1,229,387	2,454,256	13,912	27,773	41,685	(41,685)	-	-	-

Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	(128,479)	(128,479)

Net income for the period	-	-	-	-	-	-	55,359	-	55,359

Balance at September 30, 2008
(unaudited)	224,349,394	114,276,393	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 37,503	US$ (1,749,242)	US$ (98,660)	US$ 1,550,587

							Nine-month periods ended September 30,
							2008	2007

					Net income for the period		US$ 55,359	US$ 45,382
					Cumulative translation adjustments		(128,479)	165,083

					Total comprehensive income (loss)
					(unaudited)		US$ (73,120)	US$ 210,465

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Thousands of United States dollars)

	Nine-months period ended September 30,

	2008	2007

Operating activities
Net income for the period	US$ 55,359	US$ 45,382
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues	(1,904)	(2,657)
Equity in results of affiliates	-	1,918
Exchange losses, monetary indexation and interest expense, net	126,818	64,767
Depreciation and amortization	216,710	146,664
Deferred income taxes	29,167	30,402
Write off and disposal of assets, net	2,179	1,253
Estimated liability for tax, labor and civil claims and assessments	(25,395)	(15,166)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(32,096)	(21,815)
Recoverable income taxes	(5,246)	2,451
Short-term investments	2,747	243,698
Prepaid expenses and other assets	6,447	(9,819)
Accounts payable to suppliers and programmers	(3,940)	20,028
Income taxes payable	18,737	(3,953)
Payroll and related charges	34,949	6,624
Sales taxes, accrued expenses and other liabilities	56,977	(4,892)

Net cash provided by operating activities	481,509	504,885

Investing activities
Acquisition of property and equipment	(373,280)	(259,570)
Acquisition of investments and advances to related companies	-	(214)
Proceeds from sale of equipment	767	5,749
Net cash acquired from acquisition of subsidiaries	-	53,294

Net cash used in investing activities	(372,513)	(200,741)

Financing activities
Repayments of short-term debt	(47,284)	(29,572)
Issuances of short-term debt	-	1,199
Issuances of long-term debt	35,560	32,849
Issuances of related party debt	200,000	-

Net cash provided by financing activities	188,276	4,476

Effect of exchange rate changes on cash and cash equivalents	(64,808)	15,034

Net increase in cash and cash equivalents	232,464	323,654
Cash and cash equivalents at beginning of the period	319,063	11,826

Cash and cash equivalents at end of the period	US$ 551,527	US$ 335,480

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 34,297	US$ 15,739
Cash paid for interest	US$ 42,488	US$ 5,981
Non-cash transaction for investing activities (acquisition of Vivax)	US$ -	US$ 434,320
Non-cash transaction for investing activities (fiscal benefit contributed by
Globotel Participações S.A.)	US$ 41,685	US$ 32,930

See accompanying notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

Proposed acquisitions subject to regulatory approval

On August 29, 2008, the Company entered into a purchase agreement with EDP – Energias do Brasil S.A. to acquire the control of ESC90 Telecomunicações Ltda. an important pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil. This acquisition is subject to regulatory approval of the National Telecommunications Agency – ANATEL.

The acquisition of BIGTV, remains in process of regulatory approval by the National Telecommunications Agency – ANATEL as the major pending item.

The Company will use cash on hands to fund the financial commitments arising from these acquisitions. Such commitments are subject to adjustments at the respective closing dates in accordance with the terms of each agreement. At the dates of the announcements of the acquisitions the consideration to be paid was US$ 49,418 for (ESC 90 Telecommunications Ltda.) and 5 to 7 times the EBITIDA for BIGTV.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
(Thousands of United States dollars)

2. Basis of Presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2008 and 2007 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the nine-month period ended September 30, 2008 are not necessarily indicative of the results to be expected for the entire year.

These unaudited condensed consolidated interim financial statements have been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2007 and should be read in conjunction therewith.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by USGAAP.

The Brazilian Real depreciated 20.3% against the US Dollar during the quarter ended September 30, 2008 resulting in an exchange loss of US$64,279 mainly derived from Company´s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian Real devaluation does not have immediate impact on the Company´s liquidity. See note 8 – Financial Instruments. The exchange rate of the Brazilian Real (R$) to the US$ was R$1.9143: US$1.00 at September 30, 2008, R$1.7713:US$ 1.00 at December 31, 2007 and R$ 2,1174: US$1.00 at October 20, 2008.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

3. Inventories

Inventories are comprised, as follows:

	September 30, 2008	December 31, 2007

Consumable material	US$ 15,079	20,307
Parts and maintenance material	13,382	16,896
Allowance for obsolescence	-	(1,096)

Total	US$ 28,461	36,107

4. Related Party Transactions

The balances with related parties as well as revenues and operating costs and expenses, are as follows:

Related companies	Assets		Liabilities

	09/30/08	12/31/07	09/30/08	12/31/07

Emp. Brasil. de Telecom. S.A – Embratel	US$ 10,467	18,471	48,242	47,139
Net Brasil S.A	-	-	44,649	40,742
Globosat Programadora Ltda.	-	140	5,480	3,607
Banco Inbursa S.A.	-	-	205,199	-
Other	-	-	710	942

Total	US$ 10,467	18,611	304,280	92,430

	Nine months ended September 30,

			Operating costs and
Related companies	Service revenues		expenses

	2008	2007	2008	2007

Emp. Brasil. de Telecom. S.A – Embratel	US$ 110,440	24,219	(87,849)	(30,819)
Net Brasil S.A	-	-	(234,598)	(157,444)
Globosat Programadora Ltda.	818	585	(13,685)	(18,121)
Banco Inbursa S.A.	-	-	(43,429)	-
Other	-	44	(14,840)	(9,851)

Total	US$ 111,258	24,848	(394,401)	(216,235)

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

5. Debt

Debt is comprised as follows:

			Effective interest rate per
			year

		Nominal interest	September	December	September	December
	Currency	rate per year	30, 2008	31, 2007	30, 2008	31, 2007

Debentures - 6th public issuance	R$	CDI + 0.70%	13.59%	11.88%	US$ 302,983	US$ 327,442
Perpetual Notes	US$	9.25%	10.57%	10.57%	150,000	150,000
Bank credit notes	R$	CDI + 1.20%	14.15%	12.43%	88,805	95,975

FINAME	R$	TJLP + 3.15%	9.15%	9.15%	77,962	55,300
Banco Inbursa S.A.	US$	7.875%	9.26%	9.26%	200,000	-

					819,750	628,717
Less current portion					(17,006)	(7,774)

Long-term debt					US$ 802,744	US$ 620,943

As disclosed in the unaudited condensed financial statements for the second quarter, on June 19, 2008 the Company has entered into a borrowing agreement with Banco Inbursa S.A., Mexican bank (affiliated with our investor Telmex), under which a total amount of US$ 200,000, has been borrowed.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2009	US$ 5,125
2010	96,244
2011	185,049
2012	88,767
2013	77,559
2017-2019	200,000

Total	US$ 652,744

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

6. Earnings per Share

The following table sets forth the computation of earnings per share for the period ended September 30, 2008 and 2007 (in thousands, except per share amounts):

	Three months ended September 30,		Nine months ended September 30,

	2008	2007	2008	2007

Numerator
Net income	US$ 2,317	US$ 13,828	US$ 55,359	US$ 45,382

Denominator
Weighted average number of common shares	114,276,393	111,822,137	113,998,722	111,687,766
Weighted average number of preferred shares	224,349,394	223,120,007	224,210,303	199,356,603
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of preferred shares
Adjusted	246,784,333	245,432,008	246,631,333	219,292,263

Denominator for basic earnings per share	361,060,726	357,254,145	360,630,055	330,980,029

Basic earnings per common share	US$ 0.01	US$ 0.04	US$ 0.16	US$ 0.14
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred shares	US$ 0.01	US$ 0.04	US$ 0.17	US$ 0.15

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

	September 30,	December 31,
	2008	2007

Tax related matters	US$ 301,975	US$ 339,531
Labor related claims	21,850	23,228
Civil related claims	17,672	17,187

Total	US$ 341,497	US$ 379,946

There was no significant activity related to the estimated liability for tax, labor and civil claims and assessments during the quarter.

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made related thereto is US$85,361 (US$96,574 on December 31, 2007), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

Following is a description of the principal Company’s major indirect tax related matters:

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. Management has recorded the amount of US$86,526 (US$89,568 on December 31, 2007) related to this litigation.

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some note holders exercised their rights in advance the Company established a reserve of US$72,866 (US$75,465 on December 31, 2007) related to these taxes.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

7. Estimated Liability for Tax, Labor and Civil Claims and Assessments (Continued)

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$24,374 (US$32,105 on December 31, 2007).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. On September 30, 2008, court deposits and accrued liabilities under litigation amounts to US$24,268 (US$23,727 on December 31, 2007).

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$117,667 (US$130,723 on December 31, 2007) to the state and federal tax authorities as a collateral for the amounts under litigation.

8. Financial Instruments

The Company and its subsidiaries are exposed to market risk arising from their operations. The Company's revenues are generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment that are denominated in foreign currencies. Therefore its results are susceptible to fluctuations due to changing exchange rates, particularly that of the US dollar. Additionally, the Company and its subsidiaries are exposed to credit risk and floating interest rate risk. The Company uses derivatives as hedges against these risks, based on formal risk management policy under the oversight of its executives and board of directors.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Financial Instruments (Continued)

Foreign exchange rate risk

On September 30, 2008 the Company’s foreign currency exposure is as follow:

Consolidated

Short term:
Interest on debt	US$ 6,608
Equipment acquired from foreign suppliers	9,086
Programming	838

16,532
Long term:
US dollar denominated debt:
Perpetual Notes Debt	150,000
Inbursa loan	200,000

Liability exposure	US$ 366,532

The Company purchased swap contracts as a hedge against changing exchange rates affecting settlement of its short-term debt in US dollars.

The Company entered into non-speculative hedge transactions against its exposure intended to minimize the effects of changes in exchange rates of U.S. dollars in the liquidation of its short term dollar denominated liabilities.

On September 30, 2008 the outstanding contracts have an aggregate initial value of US$ 41,950, with maturities up to May 2009 aligned with the firm commitments of interest due on loans and financing and short-term obligations to suppliers in US dollars.

During the period ended September 30, 2008, the Company recognized loss of US$ 385 resulting from the changes in the fair value of the contracts. The swap contracts have as counterparties the banks Votorantim, Pactual and Santander.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (mainly, CDI and TJLP).

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

8. Financial Instruments (Continued)

The Company’s variable interest rate exposure is shown below:

09/30/2008

6th issue debentures	US$ 316,264
Finame	78,490
CCB – Banco Itaú BBA S.A.	93,476
Financial investments denominated in reais	(496,498)

Assets exposure	US$ (8,268)

On September 30, 2008 the Company has not hedged that exposure.

Credit risk

Cash and cash equivalents, accounts receivable and swap contracts are the main financial instruments, which subject the Company to credit risks.

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The credit risk on subscriber accounts receivable is limited by the large number of subscribers. The Company's management believes the risk of not receiving amounts due from its counterparties is low.

The market values do not differ significantly from the carrying amounts as of September 30, 2008.

	Consolidated

	09/30/2008

	Book value	Market value

6th issue debentures	US$ 316,264	316,264
Perpetuity notes	151,409	155,609
Finame	78,490	78,490
Banco Inbursa S.A	205,199	205,199
Banco Itaú BBA	93,476	93,476

	US$ 844,838	849,038

The market values were estimated on the balance sheet date based on relevant market information.

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NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED) (Continued)
(Thousands of United States dollars)

9. Fair Value Measurements

The adoption of SFAS 157 – “Fair value measurements”, which is effective for our 2008 fiscal year, did not have a material impact on the Company’s financial position, except for requiring the following disclosures about assets and liabilities measured at the fair value on a recurring basis, which are categorized in the table below based upon the level of significant input to the valuations.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

  Level 1. Observable inputs such as quoted prices in active markets;
  Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
  Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

		Fair Value Measurements at September 30, 2008 Using

	Balance at	Quoted Prices in Active	Significant Other	Significant
	September 30,	Markets for Identical	Observable Inputs	Unobservable
Description	2008	Assets (Level 1)	(Level 2)	Inputs (Level 3)
Financial investments
funds	US$ 496,498	US$ 496,498	US$ -	US$ -
Derivative instruments –
foreign exchange swaps
contracts	2,387	2,387	-	-

	US$ 498,885	US$ 498,885	US$ -	US$ -

Financial investments are comprised primarily of amounts that the Company has invested in an exclusive fund and Bank Deposit Certificates (CDB) which are highly liquid money market funds with major financial institutions that are quoted prices in active markets.

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar which are also quoted prices in active markets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2008

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By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.